Exhibit 99.1

CONTACT: Nelson F. Isabel
Vice-President, Investor Relations
& Corporate Communications
(905) 286-3000

For Immediate Release:

BIOVAIL NOTES FILING OF DISSIDENT CIRCULAR

TORONTO, Canada, June 3, 2008 – Biovail Corporation (NYSE, TSX: BVF) confirmed today that it has been advised of the filing of a dissident proxy circular by former Chairman and Chief Executive Officer (CEO) Eugene Melnyk, in which Mr. Melnyk proposes his own slate of nominees for election to the Board of Directors of Biovail.

Biovail, with the assistance of its financial and legal advisors, is reviewing Mr. Melnyk’s dissident proxy materials and will provide shareholders with an appropriate and full response in due course. Biovail shareholders are cautioned that Mr. Melnyk’s dissident circular contains a number of incomplete, misleading or incorrect statements and should be viewed with skepticism.

“It is immediately apparent that the dissident nominees have ties to Eugene Melnyk. A majority of them have worked for him in some capacity in the past and all Biovail shareholders should be concerned. Shareholders should ask whose interests Mr. Melnyk’s nominees are intended to serve - the shareholders or Mr. Melnyk?” said Dr. Douglas Squires, Chairman of the Board of Directors. “After weeks of speculation, Eugene Melnyk has finally made a proposal for Biovail shareholders to consider. We believe shareholders will recognize the Melnyk nominees for what they are and should reject a return to a Melnyk-dominated company.

“The Melnyk nominees offer a stark contrast to Biovail’s new management and Board which have taken decisive action to position the Company to create shareholder value while putting the inherited problems of the Melnyk era behind us,” Dr. Squires continued. “Essentially, shareholders face a choice between returning the Company to the influence of Eugene Melnyk or moving forward with an expanded independent Board, a strong management team, reduced litigation risk and a viable long-term strategy for delivering value.”

The Company urges its shareholders to take no action in response to the dissident proxy circular and, if they have not already done so, to consider the contents of the management proxy circular dated May 9, 2008, which describes Mr. Melnyk’s history with the Company.

Biovail’s management proxy circular sets out the Company’s slate of nominees for election to the Board and details their backgrounds and experience. Biovail has named highly qualified new nominees who, together with the existing Board members, collectively bring to the Board expertise in the pharmaceutical and healthcare industries and in-depth experience regarding financial and corporate governance matters.

The management proxy circular also outlines Biovail’s recently announced New Strategic Focus adopted by the Board to enhance sustainable shareholder value, following an extensive review of all aspects of Biovail’s business and of the strategic options available to the Company.

This New Strategic Focus is designed to leverage Biovail’s existing core capabilities in drug delivery and formulation to address unmet medical needs in the high-growth potential therapeutic area of central nervous system (CNS) disorders. The Company intends to invest over $600 million in research and development through 2012; exploring niche in-licensed and acquired late-stage new chemical entities, new indications and in-house reformulation opportunities.

Biovail also intends to optimize operating efficiencies across all functional areas of the Company, and intends to return capital in excess of business needs through ongoing dividend payments to shareholders and stock buyback programs. Biovail has re-affirmed its intention of maintaining the Company’s existing dividend policy, which contemplates dividend payments to shareholders of $1.50 per share per annum subject to Board discretion. Biovail has also launched a share buy-back program for up to 14 million common shares of the Company, subject to regulatory approval, in order to further return capital to shareholders.

Biovail will continue its efforts to resolve various legal and regulatory proceedings arising from the period from 2001 to May 2004 when Mr. Melnyk was Chairman of the Board and CEO. Resolution of these matters is intended to significantly reduce associated expenses and increase available capital. To date, Biovail has incurred cumulative legal expenses and penalties of over $255 million (approximately

$175 million net of insurance recoveries) relating to these legacy litigation matters. In addition to these costs, the Company has suffered significant and unquantifiable reputational damage from these proceedings. In the last six months, the Company has resolved, or agreed to resolve, four of these proceedings.

Voting in Favour of Biovail Nominees

Biovail continues to urge all shareholders to vote their BLUE form of proxy in favour of the election of Biovail’s slate of director nominees. Shareholders with any questions or requiring assistance in completing their BLUE form of proxy are asked to contact Biovail’s proxy solicitation agent, Georgeson, North American toll-free at 1-866-676-3028. Your vote is extremely important. To be effective, your BLUE proxy must be received before and no later than 10:00 a.m. (Toronto time) June 23, 2008. We recommend voting by internet, telephone or facsimile today, or at least 24 hours in advance of the proxy cut-off.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, the Company’s objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, outlook and guidance, including, without limitation, statements concerning the Company’s New Strategic Focus, including the Company’s intention and ability to implement and effectively execute elements of its New Strategic Focus, the anticipated impact of the Company’s New Strategic Focus, the Company’s intentions regarding its dividend policy, the Company’s intention to repurchase its common shares, the ability of the Company to resolve legal and regulatory matters and the expected impact of the resolution of these matters, and can generally be identified by the use of words such as “targets”, “guidance”, “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the election of Biovail’s slate of directors at its upcoming shareholders meeting, the efficiency of the Company’s infrastructure and cost rationalization, prescription trends, pricing and reimbursement in the therapeutic area of focus the Company selects, timelines associated with the development of, and receipt of regulatory approval for, the Company’s products, the competitive landscape in the markets in which the Company competes, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings and settlements thereto, fluctuations in operating  results, the availability of capital and satisfaction of applicable laws for dividend payments, the market liquidity of Biovail common shares and the satisfaction of applicable laws relating to the acquisition by the Company of its common shares, the proxy contest in connection with the election of the board of directors at the upcoming shareholders meeting and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.